
Mail Stop 3720

March 6, 2017

Richard A. Doyle
Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

> **Re: Five Star Quality Care, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 2, 2016**
> **File No. 1-16817**

Dear Mr. Doyle:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications